SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

NASPERS LIMITED

(Translation of registrant's name into English)

Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001

(Address of principal executive offices)

(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)

Form 20-F  x            Form 40-F ___

(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act
of 1934.)

Yes ___                    No  x

## **EXHIBIT LIST**

| Exhibit | Description | Sequential Page Number |
|---|---|---|
| | • Press Release, Naspers Limited announces provisional results for the year ended 31 March 2006, dated 27 June 2006 | |
| | • Formal announcement - Naspers Limited provisional report for the year ended 31 March 2006, dated 27 June 2006 | |
| | • Declaration of dividend no. 77, dated 27 June 2006 | |

**Press release:**

**South Africa, 27 June 2006 – Naspers Limited (JSE: NPN, NASDAQ: NPSN) today announced its provisional results for the financial year ended 31 March 2006**

## NASPERS BENEFITS FROM PAST INVESTMENTS COMING TO FRUITION AND POSITIVE MACROECONOMIC ENVIRONMENT

Naspers reported revenues up 16% to R15,7 billion, core headline earnings of 696 cents per share and free cash flow of R1,9 billion for the financial year ended 31 March 2006.

"We are today benefiting from past investments coming to fruition and from positive macroeconomic environments in many of the group's key markets," Naspers chairman Ton Vosloo said.

Commenting on the results, Naspers CEO Koos Bekker said, "Over the past few years the performance of the South African economy has been particularly impressive largely due to astute management by the government." Bekker did however caution that future growth was reliant on continued economic expansion in key markets, which was uncertain.

The pay TV business subscriber base grew by a net 163 000, with total subscribers under management totalling two million across some 50 countries. The internet business in South Africa remains profitable, but there is still a concern that the country continues to lag behind other markets in the growth of broadband connections.

The print media segment continued to benefit from strong growth in advertising revenue and the launch of new titles.

Irdeto, the conditional content security business, had a strong year, shipping some six million devices and growing revenues by 38%.

Entriq, the broadband media business, continued to gain traction with revenues growing by 94%.

"After four years of rapid earnings and cash flow expansion, Naspers now needs some strategic investments in the year ahead to deliver growth in later years,'' Bekker said. ''We are targeting, in particular, broadband services in China and North America, and mobile services in Africa.'' The group plans to make these investments in the knowledge that they will reduce short-term earnings and cash flows.

Subsequent to year-end, the group acquired a 30% equity stake in Abril S.A., allowing the group to participate in the expanding Brazilian media market.

"Geographically our focus is on the BRICSA (Brazil, Russia, India, China and South and sub-Saharan Africa) countries, which we believe present above-average growth opportunities,'' Bekker said. ''To date we have been successful in establishing a presence in Africa, Brazil and China.''

Commenting on BEE within the group, Vosloo said, "We fully support the drive to incorporate South Africa's previously disadvantaged communities into the country's mainstream economy.  We understand that the Codes of Good Practice should be finalised soon. Our South African operations are in the process of ensuring compliance with these Codes. We also intend launching the biggest broad-based black economic empowerment share scheme to date in the South African media industry."

_____

**For further information:**

**Beverley Branford**
Tel:          +27 21 406 4824
Mobile:      +27 83 500 8012

The complete results are available on the Naspers website at http://www.naspers.com

------------------------------------------------------------------------------------------------------

**IMPORTANT INFORMATION**

This press release contains forward-looking statements. While these forward-looking statements represent our judgements and future expectations, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, the key factors that we have indicated that could adversely affect our businesses and financial performance contained in our past and future filings and reports, including those filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC"). We are not under any obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements whether as a result of new information, future events or otherwise. Investors are cautioned not to place undue reliance on any forward-looking statements contained herein.

Investors will be able to obtain any documents filed with the SEC from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Telephone: (202) 942-8090, Fax: (202) 628-9001. E-mail: publicinfo@sec.gov. Documents filed with or furnished to the SEC by Naspers (other than certain exhibits) are also available free of charge from The Company Secretary, Naspers Limited, 40 Heerengracht, Cape Town 8001, South Africa, Telephone: +27 21 406 2041



**Naspers Limited**
(Registration number: 1925/001431/06)
ISIN: ZAE000015889    JSE share code: NPN
("Naspers")

# Provisional Report

Summary of the audited results of the Naspers group
for the year ended 31 March 2006

## Commentary

### GROUP OVERVIEW AND PROSPECTS

The Naspers group continues to benefit from past investments coming to fruition and a positive macro-environment in many of its key markets. These primary factors have resulted in top-line revenues growing 16% to R15,7 billion and core headline earnings growing by 67% to R1,9 billion.

After four years of rapid earnings and cash flow growth, some strategic investments are required in the year ahead to deliver growth in ensuing years. We are targeting, in particular, broadband services in China and North America, and digital video broadcast-handheld (DVB-H) in Africa. We plan this in the knowledge that such investments will reduce short-term earnings and cash flow growth. In addition, we will invest in the further development of existing businesses and expand into new markets and opportunities.

In recent years, the group has experienced strong macro-economic growth in our key markets. Over the past few years, economic management of especially the South African and Chinese economies has been particularly impressive. Future growth will be reliant on continued economic expansion in our markets, which is uncertain.

Geographically the group is focused on the BRICSA countries (Brazil, Russia, India, China, South and sub-Saharan Africa), which we believe present above average growth opportunities. To date we have been successful in establishing a firm presence in Africa and China. Subsequent to year-end, we acquired a 30% equity stake in a leading Brazilian media company, Abril, for a cash consideration of US$422 million. This allows participation in the expanding Brazilian media market. We also established development offices in Russia and India and are pursuing opportunities in these and other markets.

As mentioned before, the group plans to step up investment in broadband and mobile technologies and services. Both represent opportunities for delivering media content in new formats.

### FINANCIAL REVIEW

Group revenues grew by 16% to R15,7 billion. This came largely from net growth in pay-television subscribers of 163 000 and an increase in advertising revenues of 22%.

Operating profit improved by 22% to R3 billion, with aggregate operating margins at 19%.

The net finance cost of R11 million includes net interest income of R181 million earned on cash held in the group, an imputed interest cost on finance leases – mostly for satellite capacity – of R177 million, unrealised foreign exchange losses of R22 million on foreign denominated finance leases and fair value adjustments on foreign exchange contracts and other derivatives, which reflect a net gain of R7 million.

The group's share of earnings from its equity-accounted associates, including the investment in Tencent, increased to R151 million.

The taxation charge of R935 million is substantially higher than last year, partly a function of the increased profitability of the group and partly the creation of deferred tax assets last year of R470 million, which then reduced the net tax charge.

An accounting profit of some R1 billion was recorded on the sale of our interest in UBC and is reflected as a profit arising on the discontinuance of operations.

Last year we reported headline earnings of R2,02 billion and indicated to shareholders that this figure was artificially boosted by the creation of deferred tax assets of R470 million and fair value adjustments relating to foreign exchange contracts of R360 million. As expected, neither of these items recurred to this extent in the current year. As a consequence, headline earnings for this year reflects a modest growth of 6% to R2,14 billion.

Core headline earnings, which we believe reflects true, sustainable earnings performance, grew by 67% to R1,97 billion. An analysis of core headline earnings is shown in the adjacent section "Calculation of Headline and Core Headline Earnings".

The group balance sheet remains sound. The group generated free cash flow of R1,9 billion (2005: R1,4 billion) in the current year.

### DIVIDEND

The board has recommended that the annual dividend be increased by 71% to 120 cents (previously 70 cents), per N ordinary share and 24 cents (previously 14 cents), per unlisted A ordinary share. If approved by shareholders, the dividends are payable to shareholders recorded in the books on 8 September 2006 and will be paid on 11 September 2006. The last date to trade *cum* dividend will be on 1 September 2006.

## ELECTRONIC MEDIA

### Pay television

In aggregate, the pay-television segment grew revenues by 15% and operating profit before amortisation and other gains and losses by 29%. This growth was largely driven by an increase in the aggregate subscriber base of 163 000 to just above two million.

These segmental results exclude UBC which was sold during the year and is treated, for IFRS reporting purposes, as a discontinued operation.

*South Africa:*

The South African operation reflected some growth, increasing by a net 103 000 to 1,25 million subscribers. The lower priced bouquet aimed at the emerging market (DS*tv Compact*) grew to 42 000 subscribers. MultiChoice launched the personal video recorder (PVR) in October 2005, selling some 28 000 units. In the coming year, we intend to make a substantial investment in the development of a DVB-H platform in South Africa.

*Sub-Saharan Africa:*

The sub-Saharan Africa subscriber base grew by 50 000 to 385 000, primarily from expansion in the Angolan market. Our businesses in sub-Saharan Africa continue to be plagued by regulatory pressures and processes.

*Mediterranean:*

This base grew by 10 000 to 374 000 subscribers. Migration from analogue to digital continues, with 69% of subscribers now using digital services. During the year, ten new channels were added to the *Nova* platform. Seasonal churn remains an issue.

### Internet

The internet segmental results for the current year exclude Tencent as this investment is now equity accounted. The prior year figures include Tencent's operations for three months to June 2004.

The internet segment reflected revenue growth of 29% (52% adjusting for Tencent's accounting treatment). Operating losses before amortisation and other gains and losses increased to R98 million, mostly attributed to the development of the internet portal business in Thailand and *Sportscn* in China. The internet operation in South Africa remains profitable.

Tencent is the leading instant-messaging (IM) platform in China, and increasingly one of the leaders in this category worldwide. The business has shown strong growth with peak simultaneous online user accounts for IM services reaching 19,6 million, and active IM user accounts increasing to 220 million (some users have more than one account).

The internet segment, including our equity-accounted share of Tencent's earnings, is profitable.

### Conditional access

Irdeto, the content security solution business, reported record shipments of almost six million devices leading to a growth in revenues of 38%.

Irdeto recently acquired a competitor, Philips CryptoTec and continued its expansion into the rapidly developing mobile TV segment. Its pioneering agreement with TU Media in Korea is the first such mobile TV service launched in the world. Irdeto will capitalise on its lead by further developing its technology for safe-guarding content in the broadband, internet and mobile environment.

### Entriq

The consumption of broadband media on the internet is becoming the dominant form of internet use. This is evidenced by the almost doubling of Entriq's revenue to R66 million.

Extensive investment continued in content protection, subscriber management technologies and application service provider services for such broadband markets. Major clients that Entriq has secured include NBC, Viacom, MTV, ProSieben and the Intel ViiV-platform.

Entriq has also developed a broadband product, MediaZone, where niche content is aggregated and offered to the market for subscription.

Substantial investment is expected in the short term to consolidate on the progress that Entriq has achieved in its technologies.

## PRINT MEDIA

### Newspapers, magazines and printing

This segment benefited from strong organic growth and robust economic conditions, resulting in revenue growing by 18% to R3,9 billion.

Newspaper titles such as *Daily Sun, Son* and *Soccer Laduuuuuma* continued to show good circulation growth. Additional printing presses are being installed to cope with capacity demands.

The magazine segment also experienced a good year with a number of new titles being launched in South Africa.

A new printing plant, Paarl Web Gauteng, was commissioned and is performing to expectation. An empowerment partner, Kurisani, has invested in this business.

### Book publishing and private education

The book publishing business, Via Afrika, had a reasonable year with the school book publishers recording an excellent performance.

In contrast, the private education business turned in a mixed performance. The core distance education business, International Colleges Group, had a satisfactory year, whilst a number of growth initiatives were launched with varying levels of success. This was also the last year of the teach-out of Lyceum colleges, closed some years ago. The face-to-face business, Damelin, continued with its repositioning and focus on the further education and training sector.

**BLACK ECONOMIC EMPOWERMENT (BEE)**

Our understanding is that the Codes of Good Practice should be finalised shortly. The South African operations have already started work to ensure compliance with these Codes. In respect of equity ownership, we intend to attract the required level of ownership through an offering to a broad base of BEE participants, including individuals, groupings and our own BEE staff. Further announcements in this regard will be made shortly.

**ACCOUNTING POLICIES**

The financial results are prepared in accordance with International Financial Reporting Standards (IFRS), the requirements of the South African Companies Act, Act 61 of 1973, and the Listings Requirements of JSE Limited (Listings Requirements).

In terms of the Listings Requirements the group is required to prepare its consolidated financial statements in accordance with IFRS for the year ended 31 March 2006.

The date of transition to IFRS was 1 April 2004. The group's opening balance sheet at 1 April 2004 has been restated in accordance with IFRS1, "First-time Adoption of IFRS". The effect of the transition from South African Statements of Generally Accepted Accounting Practice to IFRS on the group's equity at 1 April 2004 and 31 March 2005 and its net profit for the year ended 31 March 2005 has been disclosed with the group's 30 September 2005 interim results in a separate document entitled "Transition to IFRS". This information is available on the group's website at www.naspers.com.

A copy of the unqualified audit opinion of the auditors, PricewaterhouseCoopers Inc., is available for inspection at the registered office of the company.

On behalf of the board

**Ton Vosloo**
*Chairman*

**Koos Bekker**
*Managing director*

Cape Town
27 June 2006

# Segmental Review

| | Revenue Year ended 31 March | | | Ebitda Year ended 31 March | | |
|---|---|---|---|---|---|---|
| | **2006 R'm** | 2005 R'm | % | **2006 R'm** | 2005 R'm | % |
| Electronic media | **10 219** | 8 732 | 17 | **2 937** | 2 356 | 25 |
| – pay television | **8 903** | 7 747 | 15 | **3 105** | 2 465 | 26 |
| – internet | **898** | 696 | 29 | **(34)** | 11 | – |
| – conditional access | **352** | 255 | 38 | **19** | (35) | – |
| – Entriq | **66** | 34 | 94 | **(153)** | (85) | 80 |
| Print media | **5 500** | 4 782 | 15 | **811** | 779 | 4 |
| – newspapers, magazines and printing | **3 983** | 3 374 | 18 | **745** | 665 | 12 |
| – book publishing and private education | **1 517** | 1 408 | 8 | **66** | 114 | (42) |
| Corporate services | **(13)** | 4 | – | **(52)** | (42) | 24 |
| | **15 706** | 13 518 | 16 | **3 696** | 3 093 | 20 |

| | Operating profit before amortisation and other gains/(losses) Year ended 31 March | | | Operating profit Year ended 31 March | | |
|---|---|---|---|---|---|---|
| | **2006 R'm** | 2005 R'm | % | **2006 R'm** | 2005 R'm | % |
| Electronic media | **2 503** | 1 945 | 29 | **2 467** | 1 916 | 29 |
| – pay television | **2 761** | 2 133 | 29 | **2 785** | 2 120 | 31 |
| – internet | **(98)** | (52) | 88 | **(153)** | (68) | 125 |
| – conditional access | **5** | (47) | (111) | **–** | (47) | – |
| – Entriq | **(165)** | (89) | 85 | **(165)** | (89) | 85 |
| Print media | **652** | 636 | 3 | **595** | 604 | (1) |
| – newspapers, magazines and printing | **616** | 550 | 12 | **612** | 528 | 16 |
| – book publishing and private education | **36** | 86 | (58) | **(17)** | 76 | (122) |
| Corporate services | **(55)** | (43) | 28 | **(58)** | (51) | 14 |
| | **3 100** | 2 538 | 22 | **3 004** | 2 469 | 22 |

## Abridged Consolidated Income Statement

| | Year ended 31 March 2006 R'm | Year ended 31 March 2005 R'm |
|---|---|---|
| **Revenue** | **15 706** | 13 518 |
| Cost of providing services and sale of goods | **(8 754)** | (7 726) |
| Selling, general and administration expenses | **(3 948)** | (3 311) |
| Other gains/(losses) – net | **–** | (12) |
| **Operating profit** | **3 004** | 2 469 |
| Finance costs – net | **(11)** | (216) |
| Share of equity-accounted results | **151** | 88 |
| Profit/(loss) on sale of investments | **74** | (1) |
| Dilution profits | **–** | 368 |
| **Profit before taxation** | **3 218** | 2 708 |
| Taxation | **(935)** | (257) |
| **Profit after taxation** | **2 283** | 2 451 |
| Profit from discontinued operations | **32** | 50 |
| Profit arising on discontinuance of operations | **1 032** | – |
| **Profit for the year** | **3 347** | 2 501 |
| Attributable to: | | |
| Naspers shareholders | **3 190** | 2 384 |
| Minority shareholders | **157** | 117 |
| | **3 347** | 2 501 |
| Core headline earnings for the period (R'm) | **1 975** | 1 185 |
| Core headline earnings per N ordinary share (cents) | **696** | 427 |
| Headline earnings for the period (R'm) | **2 146** | 2 024 |
| Headline earnings per N ordinary share (cents) | **756** | 730 |
| Fully diluted headline earnings per N ordinary share (cents) | **715** | 690 |
| Earnings per N ordinary share (cents) | **1 124** | 860 |
| Fully diluted earnings per N ordinary share (cents) | **1 063** | 814 |
| Net number of shares issued ('000) | | |
| – At period-end | **290 555** | 282 590 |
| – Weighted average for the period | **283 719** | 277 294 |
| – Fully diluted weighted average | **300 243** | 293 126 |

## Abridged Consolidated Cash Flow Statement

| | Year ended 31 March 2006 R'm | Year ended 31 March 2005 R'm |
|---|---|---|
| Cash flow from operating activities | **3 166** | 2 368 |
| Cash flow from investment activities | **(335)** | (877) |
| Cash flow from financing activities | **25** | (514) |
| Net increase in cash and cash equivalents | **2 856** | 977 |

## Abridged Consolidated Balance Sheet

| | 31 March 2006 R'm | 31 March 2005 R'm |
|---|---|---|
| **ASSETS** | | |
| Non-current assets | **7 272** | 6 839 |
| Property, plant and equipment | **3 689** | 3 445 |
| Goodwill and other intangible assets | **1 159** | 1 226 |
| Investments and loans | **1 383** | 1 231 |
| Programme and film rights | **171** | 48 |
| Derivative financial instruments | **33** | 32 |
| Deferred taxation | **837** | 857 |
| Current assets | **10 067** | 7 204 |
| **TOTAL ASSETS** | **17 339** | 14 043 |
| **EQUITY AND LIABILITIES** | | |
| Share capital and reserves | **7 118** | 4 866 |
| Minority interest | **172** | 227 |
| Non-current liabilities | **3 372** | 2 968 |
| Capitalised finance leases | **1 444** | 1 740 |
| Liabilities– interest-bearing | **722** | 423 |
| – non-interest-bearing | **551** | 176 |
| Post-retirement medical liability | **153** | 161 |
| Deferred taxation | **502** | 468 |
| Current liabilities | **6 677** | 5 982 |
| **TOTAL EQUITY AND LIABILITIES** | **17 339** | 14 043 |
| Net asset value per N ordinary share (cents) | **2 450** | 1 722 |

## Abridged Consolidated Statement of Changes in Equity

| | Year ended 31 March 2006 R'm | Year ended 31 March 2005 R'm |
|---|---|---|
| **Balance at beginning of year** | **5 093** | 2 012 |
| Movement in treasury shares | **65** | 38 |
| Share capital and premium issued | **106** | 761 |
| Foreign currency translation | **18** | (4) |
| Movement in fair value reserve | **(24)** | 41 |
| Movement in cash flow hedging reserve | **(1)** | 24 |
| Movement in share-based compensation reserve | **135** | 34 |
| Transactions with minority shareholders | **(1 113)** | (106) |
| Net profit for the period | **3 347** | 2 501 |
| Dividends | **(336)** | (208) |
| **Balance at end of year** | **7 290** | 5 093 |

## Supplementary Information

| | Year ended 31 March 2006 R'm | Year ended 31 March 2005 R'm |
|---|---|---|
| **Depreciation of property, plant and equipment** | **596** | 556 |
| **Amortisation of intangible assets** | **96** | **57** |
| **Share-based payment expenses (IFRS2)** | **135** | 129 |
| **Other gains/(losses) – net** | **–** | (12) |
| – profit on sale of property, plant and equipment | **17** | 7 |
| – impairments of goodwill and intangible assets | **(69)** | (14) |
| – impairments of tangible assets | **–** | (6) |
| – dividends received | **2** | 1 |
| – fair value adjustment on shareholders' liability | **50** | – |
| **Finance costs** | **11** | 216 |
| – net interest income | **(181)** | (62) |
| – interest on finance leases | **177** | 172 |
| – net foreign exchange differences | **22** | (2) |
| – net fair value adjustments on derivative instruments | **(7)** | 108 |
| **Investments and loans** | **1 383** | 1 239 |
| – listed investments | **1 249** | 1 126 |
| – unlisted investments | **134** | 113 |
| Market value of listed investments | **6 506** | 3 208 |
| Directors' valuation of unlisted investments | **134** | 113 |
| **Commitments** | **2 860** | 3 924 |
| – capital expenditure | **445** | 447 |
| – programme and film rights | **1 426** | 1 483 |
| – network and other services commitments | **364** | 385 |
| – operating lease commitments | **359** | 1 511 |
| – set-top box commitments | **266** | 98 |

## Calculation of Headline and Core Headline Earnings

| | Year ended 31 March 2006 R'm | Year ended 31 March 2005 R'm |
|---|---|---|
| **Net profit attributable to shareholders** | **3 190** | 2 384 |
| *Adjusted for:* | | |
| – impairment of goodwill and other assets | **69** | 14 |
| – (profit)/loss on sale of property, plant and equipment | **(17)** | (7) |
| – (profit)/loss on sale of investments | **(64)** | 1 |
| – discontinuance of operations | **(1 032)** | – |
| – dilution profits | **–** | (368) |
| **Headline earnings** | **2 146** | 2 024 |
| *Adjusted for:* | | |
| – creation of deferred tax assets | **(42)** | (470) |
| – amortisation of intangible assets | **48** | 40 |
| – IAS39 fair value adjustments | **(145)** | (360) |
| – profit from discontinued operations | **(32)** | (49) |
| **Core headline earnings** | **1 975** | 1 185 |

*Naspers's mission is to build **shareholder value** by operating **subscriber platforms** that bring **content, services** and **communication** to paying users; to sell related **technologies** and to be useful to the **communities** we serve*

**Directors**
T Vosloo (chairman), J P Bekker (managing director), J J M van Zyl, L N Jonker, N P van Heerden, S J Z Pacak, B J van der Ross, G J Gerwel, H S S Willemse, F du Plessis, F T M Phaswana, R C C Jafta

**Company secretary**
G M Coetzee

**Registered office**
40 Heerengracht, Cape Town, 8001
(PO Box 2271, Cape Town, 8000)

**Transfer secretaries**
Ultra Registrars (Proprietary) Limited
Fifth Floor, 11 Diagonal Street, Johannesburg, 2001
(PO Box 4844, Johannesburg, 2000)

**ADR programme**
The Bank of New York maintains a Global BuyDIRECT(TM) plan for Naspers Limited. For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations at 1-888-BNY-ADRS or 1-800-345-1612 or write to: The Bank of New York Shareholder Relations Department – Global BuyDIRECT(TM) Church Street Station, P O Box 112588, New York, NY 10286-1258, USA.



# NASPERS

**NASPERS LIMITED**
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN   ISIN: ZAE000015889

# DIVIDEND NUMBER 77

Notice is hereby given that an annual ordinary dividend at the rate of 120c per N ordinary share and 24c per unlisted A ordinary share has been proposed by the directors and is payable to shareholders recorded in the books of the company at the close of business on 8 September 2006. The proposed dividends are to be confirmed at the annual general meeting to be held on 25 August 2006. An announcement confirming the proposed dividends will be made on SENS on 25 August 2006 and in the press on 26 August 2006.

In compliance with the requirements of STRATE the following dates are applicable:

|  | **2006** |
| --- | --- |
| • Last day to trade cum dividend | Friday 1 September |
| • Securities start trading ex-dividend | Monday 4 September |
| • Record date | Friday 8 September |
| • Payment date | Monday 11 September |

The dividend is declared in the currency of the Republic of South Africa.

Share certificates may not be dematerialised or re-materialised between Monday 4 September 2006 and Friday 8 September 2006, both dates inclusive.

By order of the board

**GM Coetzee**
*Secretary*

27 June 2006

**Transfer Secretaries:**
Ultra Registrars (Proprietary) Limited
Registration number 2000/007239/07
11 Diagonal Street
Johannesburg
(P O Box 4844, Johannesburg, 2000)
Republic of South Africa

**Registered office:**
Naspers Centre
40 Heerengracht
Cape Town 8001
(P O Box 2271
Cape Town, 8000)
Republic of South Africa

**SIGNATURES**


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          NASPERS LIMITED

Date: June 27, 2006 by

                        Name:  Stephan J. Z. Pacak
                        Title:  Director